EXHIBIT 99.1

Re: Closing of Searchlight-T.N.R. Transaction

Ramat Gan, Israel - December 2, 2019 - B Communications Ltd. (the “Company” or “Bcom”) (NASDAQ Global Select Market and TASE: BCOM) announced today that it had successfully closed the “Searchlight-T.N.R” transaction (the “Transaction”), following the approval of the Tel Aviv-Jaffa District Court of the Transaction and the arrangement pursuant to Section 350 of the Israeli Companies Law, and the execution of all applicable transactions among the Company, Internet Gold-Golden Lines Ltd. (“Internet Gold”), Searchlight Capital Partners (“Searchlight”) and T.N.R Investments (the “Fuhrer Group”).

The Transaction was also previously approved by the debenture holders and shareholders of both the Company and Internet Gold, as required by law, the court, and by the Israeli Antitrust Authority and the Israeli Ministry of Communications.

The Transaction included the purchase of all of Internet Gold’s holdings in the Company in consideration for NIS 225 million and a direct investment of NIS 260 million in the Company. Internet Gold invested an aggregate of NIS 345 million (which includes the consideration payable by Searchlight to Internet Gold) into the Company in consideration for newly issued shares and debentures of the Company.

The Company made the final payment in respect of its Series B Debentures as well as substantial payments (amounting to NIS 614 million) on account of its obligations to the existing Series C Debenture holders plus the accrued and unpaid interest. As previously described in detail, new Series D Debentures (amounting to NIS 58 million) were issued to existing Series C Debenture holders, and the Company also issued new Series E Debentures (amounting to NIS 100 million). The Debenturesoffering (Series E) was executed yesterday and the allotment process is in advanced stages.

Following the closing of the Transaction, Searchlight owns 60.18% of the outstanding and issued ordinary shares of the Company. The Fuhrer Group owns 11.39% of the outstanding shares of the Company.

Darren Glatt, Searchlight Partner and incoming Chairman of B Communications Ltd., said: “As an investment firm with significant experience in global communications, we are excited to partner with the existing stakeholders in both Bcom and Bezeq to enhance value for the companies and their customers over the long term. We look forward to providing strategic support to Bcom and Bezeq and their ongoing efforts to improve the quality of communications infrastructure and services in Israel, particularly around fiber and 5G, for the collective benefit of Israeli consumers, businesses, employees, the communications market and the economy.”

Ami Barlev, CEO of B Communications Ltd, added: “We are excited to close the Transaction with Searchlight and the Fuhrer Family. This is an important milestone for the Company and strengthens its future prospects. The Transaction is the result of diligent analysis and thoughtful strategic deliberations over the past year. The Company is now well positioned to deliver significant value to all of our stakeholders. We, as the company’s management, will continue to work for the benefit of all our shareholders and hope to gain their trust every day. We have been able to conclude one of the largest and most complex transactions in the Israeli economy over the past decade, efficiently and with determination, and we are proud of it.”

RBC and Citi acted as financial advisors to Searchlight in the Transaction. Latham & Watkins, Meitar and Shibolet & Co. acted as legal advisers to Searchlight in the Transaction.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq (TASE: BEZQ), Israel’s largest telecommunications provider. B Communications shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange under the symbol BCOM.

About Searchlight

Searchlight is a global private investment firm with over $7 billion in assets under management and offices in New York, London and Toronto. Searchlight seeks to invest in businesses where its long-term capital and strategic support accelerate value creation for all stakeholders. For more information, please visit www.searchlightcap.com.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.